Jerold N. Siegan 312.876.7874 jnsiegan@arnstein.com

May 27, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Attention:	Mr. Jeffrey Riedler, Assistant Director

	Re:	Green Planet Bioengineering Co., Ltd.
Preliminary Information Statement on Schedule 14C Filed February 7, 2011 and as amended on February 25, 2011 and April 22,1011 (the “Information Statement”)
File No. 000-52622

Dear Ladies and Gentlemen:

On behalf of Green Planet Bioengineering Co., Ltd. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated May 2, 2011 (the “Comment Letter”).  Each of our responses has been numbered to be consistent with the numbered comments in the Comment Letter.  The revisions to the Information Statement that the Company will make as set forth in this letter will be contained in Amendment #3 to the Information Statement, which the Company will file with the Commission.

1.
We note your additional disclosure of a portion of your historical financial information.  However, Item 14(c)(1) of Schedule 14A requires disclosure of more than just a portion of your historical financial information. Accordingly, please expand your disclosure to provide the information about the registrant as required by Part B of Form S-4, including, without limitation, management's discussion and analysis of financial condition and results of operations and financial statements meeting the requirements of Regulation SX (including your consolidated financial statements, related notes and the report of your independent registered certified public accounting firm), as required by Part B, Item 14(e) and (h) of Form S-4.

Securities and Exchange Commission
Attn:  Mr. Jeffrey Reidler, Assistant Director
May 27, 2011

RESPONSE:  The Company has revised the Information Statement to expand the disclosure pursuant to comment #1.

2.
Please refer to our prior comment I included in our letter dated February 10, 2011.  Pursuant to Item I of Schedule 14C, please expand your disclosure to include pro forma financial statements as required by Item 14(b)(10) of Schedule 14A.

RESPONSE:  The Company has revised the Information Statement to expand the disclosure pursuant to comment #2.

We believe that our response addresses all of the Staff Comments.  If you have any additional questions, please do not hesitate to contact the undersigned at 312-876-7874.

Very truly yours

/s/ Jerold N. Siegan

Jerold N. Siegan

JNS/lhr
cc:           Min Zhao, CEO

Pursuant to Internal Revenue Service guidance, be advised that any federal tax advice contained in this written or electronic communication, including any attachments or enclosures, is not intended or written to be used and it cannot be used by any person or entity for the purpose of (i) avoiding any tax penalties that may be imposed by the Internal Revenue Service or any other U.S. Federal taxing authority or agency or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.